Ready Capital Corporation

1140 Avenue of the Americas,

7th Floor

New York, NY 10036

February 13, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                             Ready Capital Corporation

Registration Statement on Form S-4

File No. 333-228769

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Ready Capital Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above referenced Registration Statement on Form S-4 so that it will become effective at 5:00 p.m. Eastern Time on February 15, 2019, or as soon as practicable thereafter.

In connection with the foregoing request, the Company hereby acknowledges that:

•                        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

•                        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                        the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

READY CAPITAL CORPORATION

By:	/s/ Thomas E. Capasse
	Name:	Thomas E. Capasse
	Title:	Chairman and Chief Executive Officer